Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-X April 18, 2008	Term Sheet to Product Supplement No. 32-X Registration Statement No. 333-130051 Dated April 21, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to a Weighted Basket Consisting of the Dow Jones — AIG Commodity IndexSM and the S&P GSCITM Precious Metals Index Excess Return due May 17, 2013

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 17, 2013†.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation in the level of a weighted basket of two commodity indices over the term of the notes. Investors should be willing to forgo interest payments as well as any return on their investment in excess of $950 (or 95%* x $1,000) per $1,000 principal amount note, while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about May 14, 2008 and are expected to settle on or about May 19, 2008.

Key Terms

Basket:

The notes are linked to a basket consisting of the Dow Jones — AIG Commodity IndexSM (“DJAIG Index”) and the S&P GSCI™ Precious Metals Index Excess Return (“S&P GSCI Precious Metals Index”, Bloomberg symbol “SPGCPMP”) (each a “Basket Component,” and together, the “Basket Components”)

Component Weightings:

The DJAIG Index Weighting (“AIG Commodity Weighting”) is 75% and the S&P GSCI™ Precious Metals Index Weighting (the “S&P Precious Metals Weighting”) is 25% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero or more than the Maximum Return of 95%*. For example, if the Basket Return is greater than 95% and the Participation Rate is 100%**, the Additional Amount will be equal to the Maximum Return of 95%* which entitles you to a payment at maturity of $1,950 for every $1,000 principal amount note.

Maximum Return:	At least 95%*.
*The actual Maximum Return will be determined on the pricing date and will not be less than $950 per $1,000 principal amount note (or 95% x $1,000).
Participation Rate:	At least 100%.**
**The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Basket Return:	Ending Basket Level – Initial Basket Level Initial Basket Level
Initial Basket Level:	The Basket closing level on the pricing date, which is expected to be on or about May 9, 2008.
Ending Basket Level:	The Basket closing level on the Observation Date.
Observation Date:	May 14, 2013†
Maturity Date:	May 17, 2013†
CUSIP:	48123MT85
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-X.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 32-X and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-X and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $56.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $25.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $56.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $60.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-146 of the accompanying product supplement no. 32-X.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 21, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-X dated April 18, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-X, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-X dated April 18, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002130/e31267_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate*, provided that 95%*, or this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of 95%*, or $950 for every $1,000 principal amount note.
  * The Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 100% and 95%, respectively.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — Because the DJAIG Index makes up 75% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the DJAIG Index.
  The return on the notes is linked to a basket consisting of the Dow Jones — AIG Commodity IndexSM and the S&P GSCI™ Precious Metals Index. The Dow Jones — AIG Commodity IndexSM, which we refer to as the DJAIG Index, is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. S&P GSCI™ Precious Metals Index Excess Return, which we refer to as the S&P GSCI™ Precious Metals Index, is a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor’s, a division of The McGraw-Hill Companies (“S&P”). The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Precious Metals Index Excess Return represents the precious metals commodity components of the S&P GSCI™, including Gold and Silver. For additional information about the Basket and each Basket Component, please see “The Dow Jones — AIG Commodity IndexSM” and “The GSCI Indices” in the accompanying product supplement no. 32-X.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-X. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced April 18, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 5.02%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.02%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities.
  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the Dow Jones — AIG Commodity IndexSM and the S&P GSCI™ Precious Metals Index Excess Return	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the commodities underlying the Basket Components. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-X dated April 21, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Initial Basket Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed a fixed dollar amount, regardless of the appreciation in the Basket, which may be significant. We refer to this fixed dollar amount as the Maximum Return, which will be set on the pricing date and will not be less than 95%.
  THE NOTES MAY NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL COMMODITY FUTURES CONTRACTS — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components or the individual commodity futures contracts constituting the Basket Components. If the Ending Basket Level does not exceed the Initial Basket Level, the Additional Amount will be zero. Because the Ending Basket Level will be calculated based on the Basket closing level on a single business day near the end of the term of the notes, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket closing level during the term of the notes, especially on dates near the Observation Date.
  NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodities underlying the Basket Components have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Components;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the Basket Components are based (the “Index Commodities”) or the exchange-traded futures contracts on the Index Commodities;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 100%, a Maximum Return of $950 per $1,000 principal amount note (or 95% x $1,000) and an Initial Basket Level of 100. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the Dow Jones — AIG Commodity IndexSM and the S&P GSCI™ Precious Metals Index Excess Return	TS-2

Ending Basket Level	Basket Return	Basket Return x Participation Rate	Additional Amount		Principal		Payment at Maturity

225	125%	125%	$950	+	$1,000	=	$1,950
210	110%	110%	$950	+	$1,000	=	$1,950
195	95%	95%	$950	+	$1,000	=	$1,950
180	80%	80%	$800	+	$1,000	=	$1,800
165	65%	65%	$650	+	$1,000	=	$1,650
150	50%	50%	$500	+	$1,000	=	$1,500
135	35%	35%	$350	+	$1,000	=	$1,350
120	20%	20%	$200	+	$1,000	=	$1,200
110	10%	10%	$100	+	$1,000	=	$1,100
100	0%	0%	$0	+	$1,000	=	$1,000
90	-10%	0%	$0	+	$1,000	=	$1,000
80	-20%	0%	$0	+	$1,000	=	$1,000
70	-30%	0%	$0	+	$1,000	=	$1,000
60	-40%	0%	$0	+	$1,000	=	$1,000
50	-50%	0%	$0	+	$1,000	=	$1,000
40	-60%	0%	$0	+	$1,000	=	$1,000
30	-70%	0%	$0	+	$1,000	=	$1,000
20	-80%	0%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Initial Basket Level of 100 and the Basket Return of 20% multiplied by the Participation Rate of 100% does not exceed the hypothetical Maximum Return of 95%, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 100%) = $1,200

Example 2: The level of the Basket decreases from the Initial Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Initial Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Initial Basket Level of 100 to an Ending Basket Level of 210. Because the Ending Basket Level of 210 is greater than the Initial Basket Level of 100 and the Basket Return of 110% multiplied by the Participation Rate of 100% is greater than the hypothetical Maximum Return of 95%, the Additional Amount is equal to the hypothetical Maximum Return of $950 and the final payment at maturity is equal to $1,950 per $1,000 principal amount note.

Historical Information

The following graphs show the historical weekly performance of the Dow Jones — AIG Commodity IndexSM and the S&P GSCI™ Precious Metals Index Excess Return, as well as the Basket as a whole from January 3, 2003 through April 18, 2008. The closing levels of the Dow Jones — AIG Commodity IndexSM and the S&P GSCI™ Precious Metals Index Excess Return on April 18, 2008 were 214.310 and 142.29, respectively. We obtained the various Basket Component closing levels below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Component and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Component on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the Dow Jones — AIG Commodity IndexSM and the S&P GSCI™ Precious Metals Index Excess Return	TS-3

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the Dow Jones — AIG Commodity IndexSM and the S&P GSCI™ Precious Metals Index Excess Return	TS-4